

March 8, 2013

<u>Via U.S. Mail</u>
Wesley Tate
Chief Financial Officer
Discount Dental Materials, Inc.
Bohai Industrial Park, Yangkou Town
Shouguan, Shandong
People's Republic of China 262715

  Re: Discount Dental Materials, Inc.
    Form 10-K for the Fiscal Year Ended June 30, 2012
    Filed September 28, 2012
    Form 10-Q for the Fiscal Period Ended December 31, 2012
    Filed February 12, 2013
    File No. 000-54381

Dear Mr. Tate:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2012
Financial Statements, page F-1
Consolidated Statements of Operations, page F-4

1. We note you have recorded $397,000 of expenses under the line item "purchase of shell." Please tell us what this amount represents as it relates to the reverse merger, describe and quantify the types of expenses included in this item and tell us why you have recorded these amounts as an expense.

Consolidated Statements of Changes in Stockholders' Deficit, page F-5

2.   We note the line item caption "Free trading shares as a result of the reverse merger." Please tell us what these shares represent in conjunction with the terms of the reverse merger.

Note 6 - Patent Rights, page F-13

3.   We note your disclosures regarding your acquisition of the exclusive rights to certain intellectual property related to the use of "omentum." We understand that you recorded an intangible asset of $83,900, consisting of $56,600 in acquisition costs and $27,300 in subsequently incurred legal costs. We also understand that there is currently no patent for the intellectual property. Please tell us your basis for recognizing this intangible asset and capitalizing the legal costs to maintain this asset, citing the accounting literature that supports your view. In addition, tell us how your consideration of the guidance in ASC 730-10-25-2c and 730-10-55-2i affected your accounting conclusion.

Signatures

4.   We note that the Form 10-K has not been signed on behalf of the registrant by its principal executive officer, its principal financial officer and by at least a majority of the board of directors. Please confirm that in future filings you will provide the appropriate signatures. Refer to General Instruction D(2) to Form 10-K.

Form 10-Q for the Fiscal Period Ended December 31, 2012

Consolidated Statements of Operations, page 5

5.   We note that you present $397,000 of expense under the line item "purchase of shell" for the six months ended December 31, 2011. However, your disclosures at page 21 as well as those included in your 10-K for the year ended June 30, 2012 indicate that the reverse merger was consummated in February 2012. Please explain why you have recorded these expenses in the six month period ended December 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Piland at (202) 551-3589 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining